Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY CONFIRMS
MAY 2016 DIVIDEND
May 16, 2016 CALGARY, ALBERTA. Crescent Point Energy Corp. ("Crescent Point" or the "Company")  (TSX and NYSE: CPG) confirms that the dividend to be paid on June 15, 2016, in respect of May 2016 production, for shareholders of record on May 31, 2016, will be CDN$0.03 per share.
These dividends are designated as "eligible dividends" for Canadian income tax purposes. For U.S. income tax purposes, Crescent Point's dividends are considered "qualified dividends."
Crescent Point is a leading North American light and medium oil producer that seeks to maximize shareholder return through its total return strategy of long-term growth plus dividend income.

CRESCENT POINT ENERGY CORP.
Scott Saxberg,
President and Chief Executive Officer
FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:
Ken Lamont, Chief Financial Officer, or Trent Stangl, Senior Vice President, Investor Relations and Communications
Telephone: (403) 693-0020                         Toll free (U.S. & Canada): 888-693-0020
Fax:             (403) 693-0070                          Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, AB, T2P 1G1